January 9, 2007


By facsimile to (212) 400-6901 and U.S. Mail


Mr. Mark A. Beemer
President and Chief Executive Officer
Alternative Energy Sources, Inc.
310 West 20th Street, 2nd Floor
Kansas City, MO 64108-2005

Re:	Alternative Energy Sources, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed December 21, 2006
File No. 333-137948

Dear Mr. Beemer:

	We reviewed the filing and have the comments below.

General

1. Tell us the number of outstanding shares of common stock that you have, not including those held by affiliates.

2. We have reviewed your response to our prior comment 3. It appears that a significant portion of the investors in your private placement were new investors, that is, they were neither former shareholders of
Alternative Energy nor of Beemer. It is unclear to us why you have combined the interests of these investors with the interests of the former shareholders of Beemer in concluding that Beemer is the accounting acquirer in the transaction. Please explain further. In addition, please tell us what consideration you gave to the fact that your private placement was a cash offering in determining that your merger agreement should be treated as a recapitalization.




Recent Developments, page 1

3. Clarify when Alternative Energy expects the Kankakee plant to be operational.

Directors, Executive Officers, Promoters and Control Persons, page
43

4. State the age of Mr. W. Gordon Snyder.  See Item 401(a)(1) of
Regulation S-B.

Note 4.  Stockholders` Equity, page F-10

5. We have reviewed your response to our prior comment 30. As previously requested, please revise your disclosure to state which view presented in Issue Summary No. 1 for EITF 05-4 you have adopted.
Please also specifically disclose the damages that you may incur.

Recent Sales of Unregistered Securities, page II-2

6. Refer to prior comment 31. The disclosure that 100 issued and outstanding capital stock shares were surrendered by Beemer Energy,
Inc.`s holders on the merger`s closing date is inconsistent with the representation that 1,000 shares issued and outstanding capital stock shares were surrendered by Beemer Energy Inc.`s holders on the merger`s closing date. Please revise or advise.
Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Alternative Energy may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Alternative Energy thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Alternative Energy and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Alternative Energy requests acceleration of the registration statement`s effectiveness, Alternative Energy should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Alternative Energy from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Alternative Energy may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Alternative Energy provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or Jennifer K.
Thompson,
Staff Accountant, at (202) 551-3737. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior
Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,





 Jennifer R. Hardy
   Legal Branch Chief

cc:	Kenneth S. Goodwin, Esq.
	Gottbetter & Partners, LLP
	488 Madison Avenue, 12th Floor
	New York, NY 10022

	Louis W. Zehil, Esq.
	McGuireWoods LLP
	1345 Avenue of the Americas, 7th Floor
	New York, NY 10105



Mr. Mark A. Beemer
January 9, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE